Filed by Leo Holdings Corp. II pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Leo Holdings Corp. II

Commission File No. 001-39865

The following is a transcript of an interview first made available on February 17, 2023.

Manifest Space (Morgan Brennan) x World View (Ryan Hartman)

12.15.23 at 1pm ET

SPEAKERS

Ryan Hartman, Morgan Brennan

Morgan Brennan 01:03

So, I think let’s start at the beginning. Let’s talk a little bit about what World View is and what you do.

Ryan Hartman 01:09

Yeah. Well, we’re a stratospheric ballooning company, we’ve been doing this for about 10 years now. We’ve done close to 120 flights, taking all kinds of different payloads and different things into the stratosphere. But when we talk about the company, it’s important that we start with why we exist as a company, and that is that we exist to inspire, create and explore new perspectives for a radically improved future.

Morgan Brennan 01:38

Okay, so let’s talk a little bit about the technology when we talk about stratospheric balloons. Americans, I think, certainly have a slightly better understanding of what that concept is than they did even just a few weeks ago, but maybe just break down what specifically we’re talking about and what that means in terms of applications.

Ryan Hartman 02:00

Yes. So stratospheric ballooning is not something that’s new. It’s certainly something that I think is new and mainstream media as of recently. But it’s been around for decades. Now. Some of the very first stratospheric ballooning fights happened in the 50s. But what happens is, it’s essentially a gas balloon. It’s a large balloon envelope that uses the lift gas, primarily either helium or hydrogen. And in using that balloon, you can take very large payloads to the edge of space. And when we talk about the edge of space we’re talking about in the stratosphere, typically, around 100,000 feet. A lot of stratospheric balloon flights happen at 100,000 feet, plus or minus 25,000 feet. And you can take very large payloads into the stratosphere. We at World View, we’ve taken a 10,000 pound payload to 103,000 feet.

Morgan Brennan 03:01

Why can you take such large payloads that far into the stratosphere?

Ryan Hartman 03:06

So, what’s unique about stratospheric ballooning is, you know, the physics enable you to design the balloon around the size of the payload that you want to take into the stratosphere. So, you can make very large stratospheric balloons. We’ve manufactured balloons that are 17 and a half million cubic feet in size. So, 17 and a half million cubic feet, that’s the size of a football stadium, essentially, you can put a football stadium on the inside of the balloon. And so, you’re not constrained the same way you are with a rocket. You know, with a rocket, you know, to take larger payloads, you have to do some incredible feats, just to be able to get a satellite or a payload into orbit. Whereas with a stratospheric balloon, you’re ascending at a very gentle pace, and the physics are just on your side, in that you can always add more helium, you can always add more lift gas, and manufacture the balloon to the size of the payload you want to take up.

Morgan Brennan 04:10

I’m still wrapping my head around a football field-sized, payload or balloon. Yes, it’s quite extraordinary. So, I alluded to it before, but obviously, there’s a lot of focus on this, you know, Chinese surveillance balloon that was shot down and that the Pentagon is now you know, basically dissecting and assessing as they recover the remains of it. The US government is also developing stratospheric balloons. Are you involved in those projects?

Ryan Hartman 04:45

We have DoD customers. You know, it’s a technology that is fantastic for doing all kinds of different remote sensing. I talked about the ability to take different size payloads into the stratosphere. But I think there’s some other really important elements of operating in the stratosphere. And one of them is that you’re five times closer to the earth than the closest satellite. And so, you can produce very high-quality imagery. And with high-quality imagery, you can create new use cases. You know, some of the things that we do, are things like methane gas detection, or monitoring pipelines, or, you know, power lines, and those kinds of things. And there are obvious, you know, applications when you can produce very high-quality imagery for defense applications. There are other things that are very unique to the stratosphere, or to stratospheric ballooning. And that is if you have a system t that’s like ours, where it’s navigable in the stratosphere, you can do what we call station keeping, which is essentially staying over an area for a very long period of time. Whereas satellites are orbiting the Earth. If you could stay over an area for a very long period of time, you know, you can watch what’s going on, you can do things like what is known as pattern of life monitoring. You know, essentially understanding the movement of people and the interactions of people in the area that you’re monitoring

Morgan Brennan 06:16

Do we have or do you have some of these types of balloons up and deployed in parts of the world right now?

Ryan Hartman 06:23

All of our work, currently, is done in the US. So, you know, things that we’re doing are for example, monitoring areas like the Gulf of Mexico, the Permian Basin over Southwest Texas, you know, those kinds of things. But that’s it.

Morgan Brennan 06:43

So, what is the spread in terms of the portfolio and where your business is coming from how much of it is DoD or military related? How much of it is other government contracts versus commercial?

Ryan Hartman 06:55

So today, 40% of our business is commercial, so that’s doing some of the work that I talked about with methane gas detection, or powerline monitoring, those kinds of things. And then I’d say another 50% of it is US military, US Department of Defense, and then the remaining 10% being foreign governments.

Morgan Brennan 07:22

You know, it’s amazing how much the business has grown at World View, because I remember what I remember a couple of years ago, speaking to the founder of the company, and at the time, there was a focus on things like weather monitoring, and also space tourism. I know you still have a space tourism business, it’s probably a very small piece of future business. But I guess walk me through that and how this company has evolved in the last few years?

Ryan Hartman 07:50

Well, we’ve really spent a lot of time growing, and I’ll say maturing our remote sensing business. So, this is all about creating a technology and a platform that creates value for our customers through the data that we collect. And that is a majority of the business that we do today. There’s always work that we’re doing and weather monitoring. We carry weather payloads on nearly every single flight to be able to provide insights into what’s happening in the stratosphere and what’s happening in the troposphere, you know, the lower area in the Earth’s atmosphere. But in addition to that, you know, we do have our sights on space tourism in the future. You know, one of the benefits of remote sensing and all of the work that we’re doing in remote sensing is that we can mature the technology, we can ensure that the safe and reliable use of stratospheric balloons before we start taking people up through space tourism offerings.

Morgan Brennan 08:57

When is that going to happen? Do you have a timeline yet?

Ryan Hartman 09:00

No, not yet. World Views going public. We announced a merger with Leo Holdings, a little over a month ago. So, our focus is on ensuring that the company is on a very strong growth trajectory. That we’ll get to cashflow positive, and then we’ll turn our attention to space tourism.

Morgan Brennan 09:21

So, talk to me about going public. Why the decision to do it now and why to do it via SPAC?

Ryan Hartman 09:26

Well, one of the things that we’re excited about, is, similar to the conversation we were just having about, you know, the public awareness of stratospheric balloons and the, you know, what we like to term as the stratospheric economy. You know, we’ll be the only company on the New York Stock Exchange that does this kind of work. And so, we’re excited about being able to bring it to the retail investor. We’re excited about the capital that it brings into the business in order for us to grow. And, you know, the question on why a SPAC, you know, there’s a number of different ways for a company to go public. You know, we’re at the point now where we’re right at the very forefront of a significant growth stage. And you know, to go public via an IPO we would need to be well into that growth phase and be cashflow positive. A SPAC enables us to still go public and get access to the capital we need. But do so while we’re going through a growth stage. So, we’ll be a positive EBITDA business next year. We’ll be cashflow positive soon thereafter. So, we’re right at the very front edge of that so. You know, makes us different than a lot of other SPACs in that we’re well into revenue. We’re, you know, a short putting distance from being positive EBITDA and a short distance from being cashflow positive.

Morgan Brennan 10:53

Wow, I wasn’t expecting you to say next year. But I guess it kind of speaks to the contracts that are in place and the work that you’re already doing. What’s growing faster government contracting or commercial?

Ryan Hartman 11:07

Well, I think they’re growing at about the same pace. You know, Morgan, what we have been seeing for years is customers understanding the benefit of the stratosphere. And the different kinds of capabilities we can bring to the table. And so, you know, it’s not surprising to us that we’re at this point, and that we’re growing. I think we’re just being able to ride the wave of awareness of the uniqueness of operating in the stratosphere.

Morgan Brennan 11:39

I just want to wrap my head a little bit more around the business model. So, the fact that you can basically design a balloon for a customer specifications in mind and for the use case in mind? Do you own the balloons? And then it’s almost like a service, the data that the balloon is generating? Or is it that you design them, you manufacture them, you deploy them, you manage them, and then the customer owns it?

Ryan Hartman 12:07

So, we’re a data business. So, think of us as just like a Planet Labs or a Maxar, you know, where we own the fleet of stratospheric balloons and the associated sensors. We collect data, we process that data, and then we sell that data to our customers. You know, there are other things that we do for customers who want to do things like risk reduction of a payload before it goes into space. And one of the benefits of stratospheric ballooning is you can take a space payload into the stratosphere, test it and then return it to the earth and collect some really valuable data just on the performance of that payload. But our primary business model is owning and operating our what we call Stratollites, those are stratospheric balloons that operate like a satellite, collecting that data, processing it and selling it to customers.

Morgan Brennan 13:02

So then, of course, there’s one of those customers would be, for example, the DoD. I noticed that you are partnering up with and working with Sierra Nevada, on some DoD work as well. I mean, is it the same sort of potential business models that we’re talking about? Or is that a different type of project altogether?

Ryan Hartman 13:21

No, it’s exactly the same. So, our partnership with Sierra Nevada enables us to tap into the expertise that they have in different types of sensors, the great customer traction they have around the world, and just really partner up in helping bring this kind of technology into that customer community. So, we recently worked on a UK MoD contract together. We won that contract. And it just is an example of the partnership we have and the uniqueness of being able to bring different types of payloads and different types of capabilities to governments around the world.

Morgan Brennan 14:03

You mentioned that ballooning has been, stratospheric ballooning has been, around for a while and you know, looking back to the 1950s. How has it changed as the technology of the payloads has changed?

Ryan Hartman 14:15

Well, that’s a great question, Morgan. So, in the past, you know, stratospheric ballooning was, really a stepping stone to space. It was used to train, it was used to test technologies, and those kinds of things. Whereas today, companies like ours, we’re creating the stratospheric economy where we’re using the stratosphere to do things similar to how things are done in space. And, that’s a huge difference between then and now. You know, that before it was a stepping stone, you know, now it’s the end of the journey if you will. It is where we’re trying to get to be able to operate these systems. Now, that said, if the balloons themselves haven’t matured and evolved significantly. The design of the balloons is very different, you know, whereas before, there was primarily super pressure balloons, meaning these balloons were under pressure. Whereas today, the balloons are all zero pressure, or primarily zero pressure, which makes them far more reliable and enables us to fly for very long periods of time. The materials have evolved and changed, you know, the kinds of materials we use today is very strong, very robust, can withstand the very harsh environment of the stratosphere. And all of that enables us to create an ecosystem of sensors. And, you know, the ability to stay over an area for a very long period of time, or the ability to fly for a very long period of time. You know, it creates an entirely new industry around the types of sensors that we can use in the stratosphere.

Morgan Brennan 16:00

How long is a long time?

Ryan Hartman 16:03

Well, our systems are designed to fly 45 to 60 days. That said, there are stratospheric balloons that are designed to fly a year. And, you know, those are slightly different missions. There slightly smaller balloons, but nevertheless, you know, stratospheric ballooning, it’s very long duration flights. And being able to navigate just adds another level of flexibility and how you use that time in the stratosphere.

Morgan Brennan 16:35

This has just been fascinating. I so appreciate your time, on this topic. Out of curiosity, have you had more requests, has everything that we’ve seen playing out with the news cycle over the last couple of weeks, brought more potential customers your way?

Ryan Hartman 16:52

It sure has, you know. Yeah, well, and, you know, as I mentioned, you know, we’re in the process of going public. You know, we’ve been talking to a lot of different customers over the over the last, you know, six months, a year or whatever. But one of the things that we have noticed, and we have seen is, there’s certainly an increase in interest of, you know, what else can a stratospheric balloon be used for? But the other, you know, area of interest, is I think investors are now realizing that the stratosphere is a contested domain. And the fact that it’s a contested domain means that there’s going to be additional investment into the stratosphere. And so that’s the other area where we’re seeing an increase in interest on what we’re doing here at World View.

Morgan Brennan 17:45

Just out of curiosity, do you have competitors, either in the US, or, I guess also just as important when we talk about contested domains, do other countries, do many other countries have their own stratospheric balloons?

Ryan Hartman 17:58

Well, there’s only a handful of companies that do this today. You know, there’s a lot of companies that have been researching it. Certainly other foreign governments clearly have been working in this area, this domain. But I think that numbers can continue to rise. You know, there’s tons of innovation going on, just in space as a whole. And I think one of the fringe areas that you’re going to see a lot of innovation happening is in near space operations. You know, stratospheric balloon is only one way to operate in the stratosphere, you know. Airbus for years has had, there’s effort platform, a fixed wing platform to operate in the stratosphere. Other companies have been doing similar things, you know, and stratospheric ballooning is just one of the ways to operate in the stratosphere. And so, you know, over the next 5 to 10 years, we’re gonna see a lot more companies operating in, in the stratosphere. Just like, you know, over a decade, we went from, you know, a small handful of companies wanting to do commercial space. And today, there are many hundreds, if not thousands, of companies working in commercial space.

Morgan Brennan 19:09

Okay, final question on this. Especially on the commercial side, is this the type of data that you’re generating? Is it something that your customers are buying in tandem with satellite imagery in the place of, or I just had to think about those two slightly different markets?

Ryan Hartman 19:31

So, we don’t view ourselves as competing with satellites. Not at all. The reality is, because we can produce very different imagery, higher resolution imagery, it means it’s brand new use cases. You know, with a Stratollite you can see a power line and you can measure the sag between two power poles. You can’t do that with a satellite. You can see people from a Stratollite. Whereas from a satellite operating in LEO, you can’t see people and so there’s just new use cases and it augments satellite imagery. It doesn’t replace satellite imagery.

Morgan Brennan 20:12

Understood. All right.

About World View

World View Enterprises Inc. (“World View”) is a leading global stratospheric exploration company, founded in 2012 and headquartered in Tucson, Arizona. World View has a proven track record of scores of successful stratospheric flights and is leading a new era of stratospheric exploration to take humanity’s understanding and appreciation of Earth to inspired new heights. With a sharper vision for a brighter future, World View exists to inspire, create and explore new perspectives for a radically improved future. Through its legacy remote sensing business and Stratollite® imaging, and exciting future capabilities with research and engineering missions and space tourism and exploration, World View is working to ensure its ultimate objective: honor the planet so that future generations will feel blessed to call it home. For more information, visit worldview.space.

About Leo Holdings Corp. II and Leo Holdings

Leo Holdings Corp. II (“Leo”), currently listed on the NYSE under the ticker LHC, is a special purpose acquisition company (SPAC) that seeks to invest in entrepreneurially driven growth companies that aim to disrupt existing industries or business models, as well businesses positioned to thrive in the evolving digital information age where changing consumer behavior creates the opportunity for outsized returns. Leo Holdings Corp. II is part of a special purpose acquisition company initiative, Leo Holdings. Leo Holdings was formed by the principals of Lion Capital, which is led by Founder and Managing Partner, Lyndon Lea. Leo Holdings’ management team has extensive experience owning and operating businesses on a global scale and has collaboratively worked together for over 20 years. For more information, visit https://leoholdings.com/.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in these communications that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in these communications, including regarding World View’s proposed business combination with Leo (the “Business Combination”), Leo’s ability to consummate the proposed transactions, the anticipated benefits of the proposed transactions and the combined company’s future financial performance, including the combined company’s strategy, future operations, estimated EBITDA and revenue growth, including projected EBITDA and, estimated market growth, size and opportunity, anticipated future customer needs, prospects expectations, anticipated needs of current and future customers, estimated development timeline and process, plans and objectives of management, World View’s ability to create unique insights and data sets, increased investment in stratospheric based capabilities, and World View’s future capabilities, product and market opportunities, ability to obtain and maintain strategic relationships, remote sensing capabilities and growth potential, and expectations regarding the growth of the remote sensing and space tourism markets, among others, are forward looking statements. These statements are based on various assumptions, whether or not identified in these communications, and on the current expectations of World View’s and Leo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of World View and Leo. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to: the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination is not obtained; the risk that the Business Combination may not be completed by Leo’s business combination deadline; failure to realize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to World View; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive business combination agreement; the effect of the announcement or pendency of the transaction on World View’s business relationships, operating results, and business generally; risks that the Business Combination disrupts current plans and operations of World View; risks relating to World View’s capital needs and ability to obtain adequate financing; the outcome of any legal proceedings that may be instituted against World View or against Leo related to the Business Combination or any related agreements; the ability to maintain the listing of Leo’s securities on a national securities exchange; changes in domestic and foreign business, market, financial, political, and legal conditions and changes in the combined capital structure; the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, and identify and realize additional opportunities; risks related to the rollout of World View’s business and the timing of expected business milestones; the effects of competition on World View’s business; the risks of operating and effectively managing growth in evolving and uncertain macroeconomic conditions, such as high inflation and recessionary environments; the risks to World View’s business if internal processes and information technology systems are not properly maintained; risks associated with World View’s operational dependence on independent contractors and third parties; risks associated with World View’s reliance on certain suppliers, including recent global supply chain slowdowns and disruptions; risks and uncertainties related to World View’s international operations, including possible restrictions on cross border investments which could harm World View’s financial position;

ability to achieve improved margins and cost efficiency; continuing risks relating to the COVID 19 pandemic; and risks associated with World View’s ability to develop its products and achieve regulatory approvals or milestones on the timelines expected or at all. The foregoing list of factors is not exhaustive. Please carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus to Leo’s registration statement on Form S-1, as amended (File No. 333-249676), the registration statement on Form S-4 to be filed with the SEC by Leo and other documents filed or that may be filed by Leo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Leo or World View presently know or that Leo or World View currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Leo’s and World View’s expectations, plans or forecasts of future events and views as of the date of these communications. Leo and World View anticipate that subsequent events and developments will cause Leo’s and World View’s assessments to change. However, while Leo and World View may elect to update these forward-looking statements at some point in the future, Leo and World View specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Leo’s and World View’s assessments as of any date subsequent to the date of these communications. Accordingly, undue reliance should not be placed upon the forward-looking statements. Certain market data information in these communications is based on the estimates of World View and Leo management. World View and Leo obtained the industry, market and competitive position data used throughout these communications from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. World View and Leo believe their estimates to be accurate as of the date of these communications. However, this information may prove to be inaccurate because of the method by which World View or Leo obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process.

Important Information

Leo intends to file with the SEC a Registration Statement on Form S-4 (as amended or supplemented, the “Registration Statement”), which will include a preliminary proxy statement/prospectus of Leo, which will be both the proxy statement to be distributed to holders of Leo’s ordinary shares in connection with the solicitation of proxies for the vote by Leo’s shareholders with respect to the proposed Business Combination and related matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. After the Registration Statement is declared effective, Leo will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. Leo’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Leo’s solicitation of proxies for its shareholders’ meeting to be held to approve the Business Combination and related matters because the proxy statement/prospectus will contain important information about Leo and World View and the proposed Business Combination.

The definitive proxy statement/prospectus will be mailed to shareholders of Leo as of a record date to be established for voting on the proposed Business Combination and related matters. Shareholders may obtain copies of the proxy statement/prospectus, when available, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings Corp. II, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom or by emailing brown@leo.holdings.

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These communications are not a solicitation of a proxy from any investor or securityholder. However, Leo, World View and Leo Investors II Limited Partnership and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from Leo’s shareholders with respect to the proposed business combination and related matters. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Leo and World View in the proxy statement/prospectus relating to the proposed business combination when it is filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

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